FORM 51-901F

QUARTERLY REPORT

RECEIVED
2004 MAY 18 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-1094

Incorporated as part of:

X	Schedule A
X	Schedule B & C

SUPPL

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2004
Date of Report (yy/mm/dd)	04/04/26

04030230

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

NAME OF DIRECTOR — 2004/05/07 DATE SIGNED (YY/MM/DD)

NAME OF DIRECTOR — 2004/05/07 DATE SIGNED (YY/MM/DD)

5/19

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at March 31, 2004, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the nine months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

Jones, Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
April 26, 2004

NUSTAR RESOURCES INC.
BALANCE SHEET
MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2003)

	March 31, 2004	June 30, 2003
ASSETS		
Current Assets		
Cash	$ 10,814	$ 443
Accounts receivable	936	1,091
Mineral exploration tax credit recoverable	12,362	11,333
Prepaid expenses	3,551	1,375
	27,663	14,242
Term Deposit	2,000	2,000
Reclamation Bond	2,500	2,500
Property, Plant and Equipment	408	503
Mineral Properties, including deferred costs (Note 2)	420,892	363,303
	$ 453,463	$ 382,548
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 19,157	$ 9,513
Due to related parties	67,388	97,925
	86,545	107,438
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	3,042,426	2,937,302
Share Subscription Advances	28,201	357
Contributed Surplus	6,157	6,157
Deficit	(2,709,866)	(2,668,706)
	366,918	275,110
	$ 453,463	$ 382,548

Approved on Behalf of the Board:

Director

Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2003)

	Three Months Ended		Nine Months Ended	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31 2003
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,900	$ 2,600	$ 7,379	$ 6,550
Amortization	32	43	95	129
Bank charges and interest	81	201	262	761
Legal fees	6,498	997	13,210	997
Office and telephone	2,198	9,615	5,453	12,235
Promotion	-	7,061	100	9,053
Rent	1,800	1,500	4,800	4,500
Stock exchange filing fees	1,489	5,197	3,964	6,222
Transfer agent	1,455	1,282	3,689	5,357
Travel	-	1,277	1,672	2,395
LOSS BEFORE OTHER ITEMS	15,453	29,773	40,624	48,199
OTHER ITEMS:				
Property examination costs	-	-	602	-
Interest income	(24)	(25)	(66)	(80)
NET LOSS FOR THE PERIOD	15,429	29,748	41,160	48,119
DEFICIT AT BEGINNING OF PERIOD	2,694,437	2,653,907	2,668,706	2,635,536
DEFICIT AT END OF PERIOD	$ 2,709,866	$ 2,683,655	$ 2,709,866	$ 2,683,655
Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the periods ended March 31, 2003)

	Three Months Ended		Nine Months Ended	
	March 31, 2004	March 31, 2003	March 31, 2004	March 31, 2003
OPERATING ACTIVITIES:				
Net loss for the period	$ (15,429)	$ (29,748)	$ (41,160)	$ (48,119)
Adjustment:				
Amortization	32	43	95	129
	(15,397)	(29,705)	(41,065)	(47,990)
Changes in non-cash working capital items:				
Accounts receivable	512	2,655	155	1,386
Prepaid expenses	(1,206)	(6,913)	(2,176)	(6,038)
Accounts payable and accrued liabilities	(10,536)	(26,999)	9,644	(12,083)
Due to related parties	(14,128)	(49,897)	(30,537)	(32,262)
	(40,755)	(110,859)	(63,979)	(96,987)
FINANCING ACTIVITIES:				
Issue of share capital for cash	-	30,372	104,767	75,372
Share subscription advances	-	100,000	28,201	100,357
	-	130,372	132,968	175,729
INVESTING ACTIVITIES:				
Acquisition cost of reclamation bond	-	-	-	(2,500)
Acquisition cost of mineral properties	-	(6,000)	-	(7,500)
Deferred exploration and development costs	(134)	(7,610)	(58,618)	(63,028)
	(134)	(13,610)	(58,618)	(73,028)
INCREASE (DECREASE) IN CASH	(40,889)	5,903	10,371	5,714
CASH AT BEGINNING OF PERIOD	51,703	361	443	550
CASH AT END OF PERIOD	$ 10,814	$ 6,264	$ 10,814	$ 6,264
Cash consists of:				
Cash	$ 10,814	$ 5,264	$ 10,814	$ 5,264
Cash in trust	-	1,000	-	1,000
	$ 10,814	$ 6,264	$ 10,814	$ 6,264

SUPPLEMENTAL CASH FLOW INFORMATION (Note 5)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2003)

	2004					
	Copper Mountain Claims	Cube Claims	Lisa and Christmas South Claims	Chu Claims	Other	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ -	$ -	$ 1,795	$ 888	$ -	$ 2,683
Drafting	-	-		200	-	200
Drilling	-	-	24,000	-	-	24,000
Equipment rental and supplies	-	-	35	19	-	54
Field office	-	-	23	71	2	96
Geological consulting	-	-	-	1,600	-	1,600
Labour	-	-	12,400	8,600	-	21,000
Recording fees	-	-	290	40	-	330
Reports	-	-	-	-	-	-
Surveys	-	-	-	108	-	108
Travel, accommodations and meals	468	-	5,522	2,559	600	9,149
	468	-	44,065	14,085	602	59,220
Cost recoveries	-	-	-	-	-	-
Mineral exploration tax credit	-	-	(366)	(663)	-	(1,029)
Total Cost Incurred During the Period	468	-	43,699	13,422	602	58,191
BALANCE, BEGINNING OF PERIOD	212,846	8,685	34,772	-	-	256,303
	213,314	8,685	78,471	13,422	602	314,494
Property examination costs	-	-	-	-	(602)	(602)
BALANCE, END OF PERIOD	$ 213,314	$ 8,685	$ 78,471	$ 13,422	$ -	$ 313,892

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the nine months ended March 31, 2003)

	2003					
	Copper Mountain Claims	Cube Claims	Lisa and Christmas South Claims	Chu Claims	Other	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ 468	$ -	$ 496	$ -	$ -	$ 964
Drafting	680	-	-	-	-	680
Drilling	27,280	5,000	28,195	-	-	60,475
Equipment rental and supplies	95	-	488	-	-	583
Field office	235	-	-	-	-	235
Geological consulting	-	-	-	-	-	-
Labour	-	-	-	-	-	-
Recording fees	-	-	-	-	-	-
Reports	1,750	-	-	-	-	1,750
Surveys	-	-	-	-	-	-
Travel, accommodations and meals	2,826	260	1,855	-	-	4,941
	33,334	5,260	31,034	-	-	69,628
Cost recoveries	-	-	(6,600)	-	-	(6,600)
Mineral exploration tax credit	(5,723)	(1,000)	(197)	-	-	(6,920)
Total Cost Incurred During the Period	27,611	4,260	24,237	-	-	56,108
BALANCE, BEGINNING OF PERIOD	188,039	3,911	1,350	-	-	193,300
	215,650	8,171	25,587	-	-	249,408
Property examination costs	-	-	-	-	-	-
BALANCE, END OF PERIOD	$ 215,650	$ 8,171	$ 25,587	$ -	$ -	$ 249,408

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in acquisition, exploration and development of mineral claims located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2003, except that they do not include all note disclosures required for annual audited financial statements. It is suggested that the interim financial statements be read in conjunction with the annual audited financial statements.

2. MINERAL PROPERTIES

	March 31, 2004		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 213,314	$ 233,314
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	78,471	103,471
d. Chu Claims	34,500	13,422	47,922
	$ 107,000	$ 313,892	$ 420,892

	June 30, 2003		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 212,846	$ 232,846
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	34,772	59,772
d. Chu Claims	34,500	-	34,500
	$ 107,000	$ 256,303	$ 363,303

2. MINERAL PROPERTIES (CONT'D)

a. Copper Mountain Syndicate, British Columbia

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

b. Cube Claims, British Columbia

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share).

c. Lisa and Christmas South Claims, British Columbia

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia for consideration of:

- Cash payments totalling $10,000 as follows:
  - $5,000 cash on or before June 30, 2002 (paid);
  - $5,000 cash on or before December 31, 2002 (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.06 per share).

d. Chu Claims

By an Option Agreement dated April 28, 2003, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in four (4) mineral claims located in the Omineca Mining Division of British Columbia for consideration of:

- Cash payments totalling $25,000 as follows:
  - $5,000 on or before April 22, 2003 (paid); and
  - $20,000 within twenty-five days of regulatory acceptance (paid).
- Issuance of 100,000 shares of the Company's capital stock within fifteen days of regulatory acceptance (issued at a price of $0.095 per share).

3. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2004		June 30, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	9,967,733	2,937,302	6,602,510	2,601,280
Shares issued for:				
Cash	1,047,671	104,767	1,753,725	175,372
Share subscription advances	3,570	357	-	-
Debt	-	-	1,511,498	151,150
Mineral properties	-	-	100,000	9,500
Balance, end of period/year	11,018,974	3,042,426	9,967,733	2,937,302

Transactions for the Issue of Share Capital
<u>During the Period Ended March 31, 2004:</u>

a. The Company issued 1,000,000 shares at a price of $0.10 per share for a total consideration of $100,000 for the exercise of share purchase warrants.

b. The Company issued 51,241 shares at a price of $0.10 per share for a total consideration of $5,124, of which $357 was received prior to June 20, 2003, for the exercise of stock options.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 2,043,546. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

A summary of the status of the Company's outstanding stock options as of March 31, 2004 and June 30, 2003 and changes during the period/year then ended is as follows:

	March 31, 2004		June 30, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	$ 51,241	$ 0.10	604,966	$ 0.10
Exercised	(51,241)	(0.10)	(553,725)	(0.10)
Options outstanding, end of period/year	$ -	$ -	51,241	$ -

4. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $25,728 (2003 - $1,160) were incurred with the President of the Company.

b. Exploration and development costs totalling $Nil (2003 - $28,195) and rent totalling $4,800 (2003 - $4,500) were incurred with a corporation controlled by a Director of the Company.

The above transactions have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

5. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing activities during the periods ended March 31, 2004 and 2003, as follows:

	2004	2003
Non-cash financing activities:		
Issue of share capital for share subscription advances	$ 357	$ -
Issue of share capital for debt settlement	-	151,150
Share subscription advances	(357)	-
	$ -	$ 151,150

NUSTAR RESOURCES INC.
MARCH 31, 2004

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 4 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $30,528 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED MARCH 31, 2004:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 4/03	Common Shares	Exercise of Warrants	250,000	$0.10	$ 25,000	Cash	Nil
Dec. 9/03	Common Shares	Exercise of Warrants	750,000	$0.10	$ 75,000	Cash	Nil
Dec. 11/03	Common Shares	Exercise of Options	51,241	$0.10	$ 5,124	Cash	Nil

B. OPTIONS GRANTED DURING THE PERIOD ENDED MARCH 31, 2004:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2004:

Authorized share capital - 100,000,000 shares without par value.

A total 11,018,974 shares have been issued for a total of $3,042,426.

NUSTAR RESOURCES INC.
MARCH 31, 2004

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2004:

NIL.

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2004:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 26, 2004:

J.W. McLeod	President//CEO/Director
J.A. McLeod	Secretary/CFO/Director
W. Bradley	Director
L.J. Manning	Director

NUSTAR RESOURCES INC.
MARCH 31, 2004

Description of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of resource properties.

Discussion of Operations and Financial Conditions

Use of Proceeds
The Company had net losses $15,453 (2003 - $29,773) during the period. A significant decrease was observed in the administrative expenses from a year ago.

Related party transactions
No management fees were paid during the second quarter.

Office rent and exploration and development expenses were paid to the President of the Company or a service company which he controls during the past nine months in the amount of ($4,800 – 2004 and $4,500 – 2003) and ($25,728 – 2004 and $1,160 – 2003), respectively.

The Company is negotiating an option agreement with Javelin Capital Corp. on the Miner Mountain copper-gold-palladium property at Princeton, BC.

The Company did not employ an investor relations party during the third quarter.

Legal proceedings
None.

Financing, Principal Purposes and Milestones
The Company's outstanding share purchase warrants in the amount of 1,000,000 at $0.10 per warrant were exercised during the past nine months as were the outstanding share purchase options in the amount of 51,241 at $0.10 per share.

Liquidity and Solvency
The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31, 2004	March 31, 2003
Deficit	$(2,709,866)	$(2,683,655)
Working capital (deficiency)	$ (58,882)	$ (77,243)